Building wealth through developing and operating major copper & gold mines

TASEKO MINES SUBMITS REVISED PROJECT DESCRIPTION FOR THE
PROSPERITY PROJECT TO FEDERAL GOVERNMENT

February 21, 2011, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") wishes to report that it has submitted a new Project Description for its Prosperity Gold-Copper Project with the Government of Canada.

The revised plan addresses the concerns identified during the federal review process. The proposal greatly reduces environmental impacts, preserves Fish Lake and its aquatics, and enables all mine operations and related components to be contained within one single watershed, a beneficial feature of the original design.

The Company has been assured by the Government of Canada that it wishes to see resource projects developed and that it is not opposed to the mining of the Prosperity ore body, only the way in which it was originally proposed.

Mr. Russell Hallbauer, President & CEO of Taseko, commented; “In 2005 when we initiated engineering work and economic and environmental studies on our Prosperity Project, the long-term price projections for copper and gold were $1.50/lb and $550/oz, respectively. Using these metal price projections, we put forward the best plan to ensure the Project was economically viable; this plan involved the elimination of Fish Lake. The assumptions used were consistent with the Environmental Assessment Terms of Reference and the Project was advanced with both Provincial and Federal agencies as well as with First Nations groups.

In 2009, however, when we were in the middle of presenting our project to the Federal Agencies, short-term metal prices began to rise and new longer-term price projections emerged which indicated both copper and gold prices would be much higher.

Today, price projections for copper average about $2.50/lb and for gold above $1,000/oz – nearly two times the prices we used in our original assessment. It is for this reason that we are now able to consider and advance this new design proposal which adds construction costs and life of mine operating expenditures of approximately $300 million.”

Given that the project re-design retains much of the original plan, Taseko is confident that Government agencies and departments will be able to rely on significant portions of the already completed environmental assessments to inform the new assessment and that we anticipate the scope of that assessment to be focused on only what has changed.”

Mr. Hallbauer added, “Our initiative to preserve Fish Lake and accommodate the concerns of the Federal Government and First Nations communities is a major commitment and undertaking by Taseko.

We look forward to working with all levels of Government, First Nations communities, the City of Williams Lake and with the Cariboo Regional district on moving this project forward in the coming months.”

300 - 905 West Pender St, Vancouver BC Canada V6C 1L6
Tel 778 373-4533 Fax 778 373-4534 Toll Free 1 877-441-4533
www.tasekomines.com

Building wealth through developing and operating major copper & gold mines

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Investor Relations – 778-373-4545, toll free 1-877-441-4533
Brian Battison, Media Relations – 778-373-4543, toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.

300 - 905 West Pender St, Vancouver BC Canada V6C 1L6
Tel 778 373-4533 Fax 778 373-4534 Toll Free 1 877-441-4533
www.tasekomines.com